Exhibit 1.01
Conflict Minerals Report

The information contained in Imperial’s Conflict Minerals Disclosure filed under Item 1.01 of the company’s Form SD Report for the year ended December 31, 2022, including the description of Imperial’s reasonable country of origin inquiries and additional diligence, is incorporated in its entirety into this Conflict Minerals Report. Terms used in such Conflict Minerals Disclosure have the same meanings in this Conflict Minerals Report.

The catalysts purchased from suppliers who provided covered country declarations under the RMI as described in more detail in Imperial’s 2022 Conflict Minerals Disclosure incorporated herein were used in the company’s facilities and for production of the Imperial products as listed below:

Sarnia Refinery:
Diesel fuels
Lubricant base stocks

Strathcona Refinery:
Diesel fuels
Lubricant base stocks

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